Exhibit 99.2

THIS NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT. THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES. ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF, MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF, PURSUANT TO THE TERMS OF THIS NOTE.

Caravelle International Group

Senior Unsecured Original Issue 25% Discount Convertible Promissory Note

Original Issuance Date: [*], 2024	Principal: US$[*]
Maturity Date: [*], 2024	Loan Amount: US$[ *]

FOR VALUE RECEIVED, Caravelle International Group, a company incorporated under the laws of the Cayman Islands (the “Maker” or the “Company”), hereby promises to pay to the order of [ ], [ ] company, or its registered assigns (the “Holder”) the principal sum of US$[ ] (the “Principal”) pursuant to the terms of this Senior Unsecured Convertible Promissory Note (this “Note”). In exchange for delivery of this Note on the Original Issuance Date referred to above, the Holder shall lend the Maker US$ [ ]in United States dollars net of an original issuance discount of up to US$ [ ].

Unless earlier converted pursuant to the terms of Article 3, the Maturity Date of this Note shall be 12 months from the Original Issuance Date of this Note, which is specified above, unless the Holder has given notice to the Maker that it elects to accelerate the Maturity Date to the extent explicitly permitted by this Note (the “Maturity Date”). The Maturity Date is the date upon which the Principal and other amounts shall be due and payable unless earlier due or converted. This Note may not be repaid in whole or in part except as otherwise explicitly set forth herein.

ARTICLE 1

1.1 Purchase Agreement. This Note has been executed and delivered pursuant to, and is issued pursuant to, the Securities Purchase Agreement, dated as of the Original Issuance Date (as the same may be amended from time to time, the “Purchase Agreement”), by and between the Maker and the Holder, and is subject to, and incorporates, the provisions of the Purchase Agreement.

1.2 Interest. This Note has been issued with original issue discount and no interest shall accrue hereunder prior to the occurrence of an Event of Default. From and after the occurrence and during the continuance of any Event of Default, interest shall accrue hereunder at a rate equal to 10% per annum and (ii) the highest amount permitted by law (such interest upon an Event of Default shall be referred to as “Interest” or “Default Interest”), shall compound annually based upon a 360- day year, and shall be due and payable on the first Trading Day of each month during the continuance of such Event of Default (a “Default Interest Payment Date”). In the event that such Event of Default is subsequently cured and no other Event of Default then exists (including, without limitation, for the Company’s failure to pay such Default Interest on the applicable Default Interest Payment Date), the Default Interest shall cease to accrue hereunder as of the day immediately following the date of such cure; provided that the Interest as calculated and unpaid at such increased rate during the continuance of such Event of Default shall continue to apply to the extent relating to the days after the occurrence of such Event of Default through and including the date of such cure of such Event of Default.

1.3 Principal Payments. The full amount of the Principal shall be due and payable on the Maturity Date.

1.4 No Prepayment. The Maker may not prepay any outstanding amount of the Principal prior to the Maturity Date.

1.5 Payment on Non-Trading Days. Whenever any payment to be made on this Note shall be due on a day which is not a Trading Day, such payment may be made on the next succeeding Trading Day.

1.6 Replacement. Upon receipt of a duly executed Affidavit of Loss and Indemnity Agreement in customary form from the Holder with respect to the loss, theft or destruction of this Note (or any replacement hereof), or, in the case of a mutilation of this Note, upon surrender and cancellation of such Note, the Maker shall issue a new Note, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Note. The Holder shall not be required to post a bond or other security.

1.7 Status of Note. The obligations of the Maker under this Note shall rank senior to all other existing Indebtedness and equity of the Company. Upon any Liquidation Event (as hereinafter defined), but subject in all cases to the Purchase Agreement, the Holder will be entitled to receive, before any distribution or payment is made upon, or set apart with respect to, any Indebtedness of the Maker or any class of shares of the Maker, an amount equal to the outstanding Principal, Interest and any other sums due. For purposes of this Note, “Liquidation Event” means a liquidation pursuant to a filing of a petition for bankruptcy under applicable law or any other insolvency or debtor’s relief, an assignment for the benefit of creditors, or a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Maker.

ARTICLE 2

2.1 Events of Default. An “Event of Default” under this Note shall mean the following (unless the Event of Default is waived in writing by the Holder):

(a) Any default in the payment of the Principal, Interest, or other sums due under this Note (whether on the Maturity Date or by acceleration or otherwise);

(b) Except as otherwise permitted in this Note, the Maker shall fail to observe or perform any other covenant, condition or agreement contained in this Note or any Transaction Document, including, for the avoidance of doubt, (i) the issuance of any Indebtedness or the imposition of a Lien upon any of the assets of the Maker or any Subsidiary, except for Permitted Indebtedness or Permitted Liens, respectively, or (ii) any other breach of its covenants and obligations under the Purchase Agreement and other Transaction Documents entered into by and between the Maker and the Holder dated the Original Issuance Date;

(c) the Maker or any of its Subsidiaries shall (A) default in any payment of any amount or amounts of principal of or interest (if any) on US$100,000 or more of any Indebtedness or (B) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity;

(d) the Maker’s notice to the Holder, including by way of public announcement at any time of its inability to comply (including for any of the reasons described in Section 3.5(a) hereof) or its intention not to comply with proper requests for conversion of this Note into Common Shares;

(e) if the Holder has sold Common Shares pursuant to Rule 144, when available, but only to the extent of the number of shares sold, the failure of the Maker to instruct its Transfer Agent (as hereinafter defined) to remove any legends from the Common Shares and issue such unlegended certificates to the Holder within the Standard Settlement Period. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s Trading Market with respect to the Common Shares as in effect on the date of delivery of a Conversion Notice so long as the Holder has provided reasonable assurances to the Maker that such Common Shares will be sold pursuant to Rule 144;

(f) the Maker shall fail to timely deliver the Common Shares as and when required in Section 3.2;

(g) at any time the Maker shall fail to have the Required Minimum of Common Shares authorized, reserved and available for issuance to satisfy the potential conversion in full (disregarding for this purpose any and all limitations of any kind on such conversion) of this Note;

(h) any representation or warranty made by the Maker or any of its Subsidiaries in the Purchase Agreement, this Note or any other Transaction Document shall prove to have been false or misleading or breached in a material respect on the date as of which made;

(i) the Maker or any of its Subsidiaries shall: (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets; (ii) make a general assignment for the benefit of its creditors; (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors’ rights generally; (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same; or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing;

(j) a proceeding or case shall be commenced in respect of the Maker or any of its Subsidiaries, without its application or consent, in any court of competent jurisdiction, seeking: (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts; (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Maker or any of its Subsidiaries; or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of 45 days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Maker or any of its Subsidiaries or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Maker or any of its Subsidiaries and shall continue undismissed, or unstayed and in effect for a period of 45 days;

(k) one or more final judgments or orders for the payment of money aggregating in excess of US$500,000 (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company and/or any of its Subsidiaries, that is not dismissed or stayed within 10 days;

(l) except as set forth on Schedule 2.1(l) hereto, the Company fails to comply in any material respect with the reporting requirements of the Exchange Act (including but not limited to becoming delinquent in the filing of any report required to be filed under the Exchange Act including any extension permitted by Rule 12b-25 under the Exchange Act) or ceases to be subject to the reporting requirements of the Exchange Act. For avoidance of doubt, a failure to timely file an Exchange Act report shall be deemed to be a failure to comply in a material respect;

(m) the Company files a Form 6-K or other Report with the SEC disclosing that it intends to restate any financial statements it previously filed with the SEC or it restates any financial statements it previously filed with the SEC, if following first public announcement or disclosure that a restatement will occur the VWAP on the next Trading Day is 20% less than the VWAP on the prior Trading Day. For the purposes of this Section 2.1(n) the next Trading Day if an announcement is made before 4:00 pm New York, N.Y. City time is either the day of the announcement or the following Trading Day;

(n) except as set forth on Schedule 2.1(n) hereto, the Company receives a notice of delisting of the Common Shares by the Trading Market;

(o) after the six-month anniversary of the Original Issuance Date, any Common Shares including Underlying Shares may not be immediately resold under Rule 144 without restriction on the number of shares to be sold or manner of sale, unless (i) the Holder is then deemed to be an “affiliate” as such term is defined under the Securities Act; or (ii) such restriction or prohibition is as a result of any actions or inactions on the part of the Holder and not in any way on the part of the Company;

(p) the Maker consummates a “going private” transaction and as a result its Common Shares are no longer registered under Sections 12(b) of the Exchange Act;

(q) there shall be a trading suspension by the SEC or the Trading Market of the Common Shares, or any restriction in place with the Transfer Agent for the Common Shares restricting the trading of such Common Shares;

(r) the electronic transfer by the Company of Common Shares through the Depository Trust Company or another established clearing corporation is no longer available or is subject to a “chill”;

(s) the Company replaces its Transfer Agent, and the Company fails to instruct the new Transfer Agent to provide prior to the effective date of such replacement, a fully executed irrevocable transfer agent instructions (including but not limited to the provision to irrevocably reserve the Required Minimum) signed by the successor Transfer Agent and the Company;

(t) the Company or a Subsidiary enters into a Variable Rate Transaction at any time that this Note is outstanding;

(u) any provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the Company or any of its Subsidiaries, or the validity or enforceability thereof shall be contested by any party thereto and it is finally determined by a court of competent jurisdiction that any such Transaction Document is not valid or enforceable against the Company or any of its Subsidiaries, or a proceeding shall be commenced by the Company or any Subsidiary or any Governmental Authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof against the Company or any of its Subsidiaries, or the Company or any Subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document;

(v) the investor under the Securities Purchase Agreement (the “Prior Agreement”) dated January 5, 2024 to which the Company is a party, makes an indemnification claim against the Company as the result of any action brought against such investor in respect of issues set forth in Section 4.10 of the Prior Agreement; or

(w) any strike, lockout, labor dispute, embargo, condemnation, act of god or public enemy, or other casualty which causes, for more than 15 consecutive days, the cessation or substantial curtailment of the Company’s current operations or revenue producing activities at any facility of the Company or any Subsidiary, if any such event or circumstance could reasonably expected to have a Material Adverse Effect (as defined in the Purchase Agreement).

2.2 Remedies Upon an Event of Default.

(a) Upon the occurrence of any Event of Default that has not been remedied or waived within three (3) Trading Days, provided, however, that there shall be no cure period for an Event of Default described in Section 2.1(j) or 2.1(k), the Maker shall be obligated to pay to the Holder the Mandatory Default Amount, which Mandatory Default Amount shall be immediately due and payable to the Holder. In the event this Note shall be converted whenever an Event of Default has occurred and is continuing without cure, the Holder shall have the option to convert the Mandatory Default Amount at the Conversion Price.

(b) Upon the occurrence of any Event of Default, the Maker shall, as promptly as possible but in any event within three (3) Trading Days after the occurrence of such Event of Default, notify the Holder of the occurrence of such Event of Default, describing the event or factual situation giving rise to the Event of Default and specifying the relevant subsection or subsections of Section 2.1 hereof under which such Event of Default has occurred.

(c) Subject to Section 2.2(a), upon the occurrence of any Event of Default, the Holder may at any time at its option declare, by written notice to the Maker, the Mandatory Default Amount due and payable, and thereupon, the same shall be accelerated and so due and payable within two (2) Trading Days of receipt of such notice. Upon the failure of the Maker to cure an Event of Default within the time permitted by this Note, or if the Event of Default is not capable of being cured, the remedies provided in this Note shall continue and not be affected by any cure.

(d) The provisions of Section 3.2(b) shall also apply upon any Events of Default relating to Conversion Shares in addition to the remedies under this Section 2.2.

(e) It is understood and agreed that in addition to other remedies available under this Section 2.2, the Holder shall have the right to make claims against the executive(s) of the Company who negotiated and executed the Prior Agreement on behalf of the Company, upon the occurrence of an Event of Default as described in Section 2.1 (v).

(f) Any Event of Default hereunder may be waived upon the mutual agreement of the Company and the Holder.

ARTICLE 3

3.1 Conversion.

(a) At any time after the Original Issuance Date, this Note shall be convertible (in whole or in part) at the option of the Holder into such number of fully paid and non-assessable Common Shares as is determined by dividing (x) that portion of the outstanding Principal and any accrued and unpaid Interest thereon that the Holder elects to convert (the “Conversion Amount”) by (y) the Applicable Conversion Price then in effect on the date on which the Holder delivers to the Maker a notice of conversion in substantially the form attached hereto as Exhibit A (the “Conversion Notice”) in accordance with Section 5.1. The Holder shall deliver this Note to the Maker at the address designated in the Purchase Agreement at such time that this Note is fully converted. With respect to partial conversions of this Note, the Maker shall keep written records of the amount of this Note converted as of the date of such conversion (each, a “Conversion Date”).

(b) Conversion Price. The “Conversion Price” means US$[ ] (the “Fixed Conversion Price”) as such Fixed Conversion Price may be adjusted as provided herein (as applicable, the "Applicable Conversion Price"); provided, however, that if any Conversion Price under the foregoing definition results in a fractional amount, the fractional amount shall be rounded down to the nearest whole cent. For avoidance of doubt, all references in this Note to the Fixed Conversion Price or any other Conversion Price shall be construed to include adjustments as provided in this Note.

3.2 Delivery of Conversion Shares.

As soon as practicable after any conversion or payment of any amount due hereunder in the form of Common Shares in accordance with this Note, and in any event within the Standard Settlement Period thereafter (such date, the “Share Delivery Date”), the Maker shall, at its expense, cause to be issued in the name of and delivered to the Holder, or as the Holder may direct, a certificate or certificates evidencing the number of Conversion Shares of fully paid and non-assessable Common Shares to which the Holder shall be entitled on such conversion or payment, in the applicable denominations based on the applicable conversion or payment, which certificate or certificates shall be free of restrictive and trading legends (except for any such legends as may be required under the Securities Act). In lieu of delivering physical certificates for the Common Shares issuable upon any conversion of this Note, provided the Company’s transfer agent (the “Transfer Agent”) is participating in the Depository Trust Company (“DTC”) DTC Fast Automated Securities Transfer Program (“FAST”) or a similar program, upon request of the Holder, the Company shall cause the Transfer Agent to deposit such Conversion Shares issuable upon conversion of this Note in a DRS account.

(a) Obligation Absolute. The Company’s obligations to issue and deliver the Conversion Shares upon conversion of this Note in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Company of any such action the Company may have against the Holder. In the event the Holder of this Note shall elect to convert any or all of the outstanding Principal and any accrued and unpaid Interest thereon (if any) hereof, the Company may not refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and or enjoining conversion of all or part of this Note shall have been sought and obtained, and the Company posts a surety bond for the benefit of the Holder in the amount of 120% of the outstanding Principal and any accrued and unpaid Interest thereon (if any) of this Note, which is subject to the injunction, which bond shall remain in effect until the completion of litigation of the underlying dispute and the proceeds of which shall be payable to the Holder to the extent it obtains judgment. In the absence of such injunction, the Company shall issue the Conversion Shares or, if applicable, cash, upon delivery of a Conversion Notice.

(b) The Company’s Failure to Timely Convert. Subject to the Company having filed all reports required under the Securities Exchange Act and the Holder having initiated a sale of the Conversion Shares. If the Company shall fail for any reason or for no reason, on or prior to the applicable Share Delivery Date, if the Transfer Agent is not participating in FAST, to issue and deliver to the Holder (or its designee) a certificate for the number of Conversion Shares to which the Holder is entitled and register such Conversion Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of Conversion Shares to which the Holder is entitled upon the Holder’s conversion of this Note (as the case may be) (a “Conversion Failure”), then, in addition to all other remedies available to the Holder, the Holder may by notice to the Company (in lieu of receiving such Conversion Shares subject to such Conversion Failure), require the Company to redeem, in cash, the Conversion Amount in such Conversion Failure at a redemption price equal to the Mandatory Default Amount with respect to such Conversion Amount in such Conversion Failure. In addition to the foregoing, if on or prior to the Share Delivery Date, the Transfer Agent is not participating in FAST, the Company shall fail to issue and deliver to the Holder (or its designee) a certificate and register such Common Shares on the Company’s share register or, if the Transfer Agent is participating in FAST, the Transfer Agent shall fail to credit the balance account of the Holder or the Holder’s designee with DTC for the number of Common Shares to which the Holder is entitled upon the Holder’s conversion hereunder or pursuant to the Company’s obligation pursuant to clause (II) below, and if on or after such Share Delivery Date the Holder acquires (in an open market transaction, stock loan or otherwise) Common Shares corresponding to all or any portion of the number of Common Shares issuable upon such conversion that the Holder is entitled to receive from the Company and has not received from the Company in connection with such Conversion Failure or Notice Failure, as applicable (a “Buy-In”), then, in addition to all other remedies available to the Holder, the Company shall, within two Trading Days after receipt of the Holder’s request and in the Holder’s discretion, either: (I) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, stock loan costs and other out-of-pocket expenses, if any) for the Common Shares so acquired (including, without limitation, by any other Person in respect, or on behalf, of the Holder) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate (and to issue such Common Shares) or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Common Shares to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) (and to issue such Common Shares) shall terminate, or (II) promptly honor its obligation to so issue and deliver to the Holder a certificate or certificates representing such Common Shares or credit the balance account of such Holder or such Holder’s designee, as applicable, with DTC for the number of Common Shares to which the Holder is entitled upon the Holder’s conversion hereunder (as the case may be) and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (x) such number of Common Shares multiplied by (y) the lowest closing sale price of the Common Shares on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (II) (the “Buy-In Payment Amount”). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares (or to electronically deliver such Common Shares) upon the conversion of this Note as required pursuant to the terms hereof.

(c) Beneficial Ownership Limitation. The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have the right to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to such conversion, the Holder together with the other Attribution Parties collectively would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Common Shares outstanding immediately after giving effect to such conversion.  For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by the Holder and the other Attribution Parties shall include the number of Common Shares held by the Holder and all other Attribution Parties plus the number of Common Shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude Common Shares which would be issuable upon (A) conversion of the remaining, non-converted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or non-converted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred shares or warrants) beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Section 3.2(d).  For purposes of this Section 3.2(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. For purposes of determining the number of outstanding Common Shares the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Common Shares as reflected in (x) the Company’s most recent Annual Report on Form 20-F, Current Report on Form 6-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Common Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding Common Shares is less than the Reported Outstanding Share Number, the Company shall notify the Holder in writing of the number of Common Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Section 3.2(d), to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Common Shares to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written or oral request of the Holder, the Company shall within one Trading Day confirm orally and in writing or by electronic mail to the Holder the number of Common Shares then outstanding.  In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported.  In the event that the issuance of Common Shares to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Common Shares (as determined under Section 13(d) of the Exchange Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the Excess Shares. Furthermore, the Company shall indemnify the Holder in accordance with the Purchase Agreement, if the Holder suffers any damages or claims as a result of Excess Shares being issued. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the 61st day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 9.99% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the 61st day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties.  For purposes of clarity, the Common Shares issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the Exchange Act.  No prior inability to convert this Note pursuant to this Section 3.2(d) shall have any effect on the applicability of the provisions of this Section 3.2(d) with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 3. 2(e) to the extent necessary to correct any provision which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Section 3.2(d) or to make changes or supplements necessary or desirable to properly give effect to such limitation.  The limitation contained in this Section 3.2(d) may not be waived and shall apply to a successor holder of this Note.

3.3 Adjustment of Fixed Conversion Price.

(a) Until this Note has been paid in full or converted in full, the Fixed Conversion Price shall be subject to adjustment from time-to-time (but in either case shall not be increased, other than pursuant to a combination) as follows:

(i) Adjustments for Share Subdivision and Combinations. If the Maker shall at any time or from time-to-time after the Original Issuance Date effect a share subdivision of the outstanding Common Shares or pays a dividend in Common Shares to holders of its Common Shares, the Fixed Conversion Price shall be proportionately decreased. If the Maker shall at any time or from time-to-time after the Original Issuance Date, effect a combination or consolidation of the outstanding Common Shares, the Fixed Conversion Price shall be proportionately increased. Any adjustments under this Section 3.3(a)(i) shall be effective at the close of business on the date the applicable event occurs. If at any time and from time-to-time on or after the Original Issuance Date the Maker effects a share consolidation, and the Event Market Price (as defined below) is less than the Fixed Conversion Price (after giving effect to the adjustment in this Section 3.3(a)(i) above), then on the fifth (5th) Trading Day immediately following such event, the Fixed Conversion Price on such fifth Trading Day (after giving effect to the adjustment in Section 3.3(a)(i) above) shall be reduced (but in no event increased) to the Event Market Price. For the avoidance of doubt, if the adjustment in the immediately preceding sentence would otherwise result in an increase in the Fixed Conversion Price hereunder, no adjustment shall be made. “Event Market Price” means, with respect to any of the events described above, the quotient determined by dividing (x) the sum of the VWAP of the Common Shares for each of the five (5) Trading Days following such event, divided by (y) two (2). All such determinations shall be appropriately adjusted for any share dividend, share subdivision, share combination, recapitalization or other similar event during such period.

(ii) Adjustments for Reclassification, Exchange or Substitution. If the Common Shares at any time or from time to time after the Closing Date (but whether before or after the Original Issuance Date) shall be changed to the same or different number of shares or other securities of any class or classes of shares or other property, whether by reclassification, exchange, substitution or otherwise (other than by way of a share subdivision or combination of shares or share dividends provided for in Sections 3.3(a)(i), (ii) and (iii) hereof), then, and in each event, an appropriate revision to the Fixed Conversion Price shall be made and provisions shall be made (by adjustments of the Fixed Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert this Note into the kind and amount of shares or other securities or other property receivable upon reclassification, exchange, substitution or other change, by holders of the number of Common Shares into which such Note might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

(b) Fractional Shares. The Company shall not issue any fraction of a Common Share upon any conversion. If the issuance would result in the issuance of a fraction of a Common Share, the Company shall round such fraction of a Common Share up to the nearest whole share. If any adjustments to the Fixed Conversion Price under this Section 3.3 result in a fractional amount, the fractional amount shall be rounded down to the nearest whole cent.

(c) No Impairment. The Maker shall not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Maker, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3.3 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment. In the event the Holder shall elect to convert this Note as provided herein, the Maker cannot refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, violation of an agreement to which the Holder is a party or for any reason whatsoever, unless, an injunction from a court on prior notice, enjoining conversion of this Note shall have issued and the Maker posts a surety bond for the benefit of the Holder in an amount equal to 150% of the Principal of the Note which the Holder has elected to convert, which bond shall remain in effect until the completion of litigation of the dispute and the proceeds of which shall be payable to the Holder (as liquidated damages) in the event it obtains judgment.

(d) Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Fixed Conversion Price or number of Common Shares issuable upon conversion of this Note pursuant to this Section 3.3, the Maker at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Maker shall, upon written request of the Holder, at any time, furnish or cause to be furnished to the Holder a like certificate setting forth such adjustments and readjustments, the Fixed Conversion Price, and the number of Common Shares and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Note. Notwithstanding the foregoing, the Maker shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent of such adjusted amount.

(e) Issuance Taxes. The Maker shall pay any and all issuance and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of Common Shares on conversion of this Note pursuant thereto; provided, however, that the Maker shall not be obligated to pay any transfer taxes resulting from any transfer requested by the Holder in connection with any such conversion.

(f) Reservation of Common Shares. The Maker shall at all times while this Note shall be outstanding, reserve and keep available out of its authorized but unissued Common Shares the Required Minimum of Common Shares (disregarding for this purpose any and all limitations of any kind on such conversion). The Maker shall, from time-to-time, increase the authorized number of Common Shares or take other effective action if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Maker’s obligations under this Section 3.3(f).

(g) Regulatory Compliance. If any Common Shares to be reserved for the purpose of conversion of this Note requires registration or listing with or approval of any Governmental Authority, national securities exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Maker shall, at its sole cost and expense, in good faith and as expeditiously as possible, secure such registration, listing or approval, as the case may be.

3.4 Rights Upon Fundamental Transaction

(a) Assumption.  The Company shall not enter into or be party to a Fundamental Transaction, unless (i) the Person (which may be the Company) formed by, resulting from or surviving any Fundamental Transaction or the Person with which such Fundamental Transaction shall have been entered into shall succeed to the covenants, stipulations, promises and the agreements contained in this Note. so that the Holder shall have the right thereafter to convert this Note into the kind and amount of securities receivable upon such Fundamental Transactions by the Holder of the number of securities into which this Note could have been converted immediately prior to such Fundamental Transactions Merger. This provision shall similarly apply to successive Fundamental Transactions have been entered into (the “Successor Entity”) assumes in writing all of the obligations of the Company under this Note and the other Transaction Documents in accordance with the provisions of this Section 3.4(a) pursuant to written agreements in form and substance satisfactory to the Holder and approved by the Holder prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for the Note a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Note, including, without limitation, having Principal and Interest equal to the Principal then outstanding and any accrued and unpaid Interest thereon (if any) of the Note held by the Holder, having similar conversion rights as the Note and having similar ranking and security to the Note, and satisfactory to the Holder and (ii) the Successor Entity (including its parent entity) is a publicly traded corporation whose common stock or common shares are quoted on or listed for trading on any eligible market listed in the definition of Trading Market in the Purchase Agreement. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note and the other Transaction Documents referring to the “Company” or the “Maker” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note and the other Transaction Documents with the same effect as if such Successor Entity had been named as the Company herein.  Upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to the Holder confirmation that there shall be issued upon conversion or redemption of this Note at any time after the consummation of such Fundamental Transaction, in lieu of the Common Shares issuable upon the conversion or redemption of the Note prior to such Fundamental Transaction, such shares of the publicly traded common stock (or their equivalent) of the Successor Entity (including its parent entity) which the Holder would have been entitled to receive upon the happening of such Fundamental Transaction had this Note been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of this Note), as adjusted in accordance with the provisions of this Note. Notwithstanding the foregoing, the Holder may elect, at its sole option, by delivery of written notice to the Company to waive this Section 3.4(a) to permit the Fundamental Transaction without the assumption of this Note.  The provisions of this Section 3.4(a) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of this Note.

(b) Other Corporate Events.  In addition to and not in substitution for any other rights hereunder, prior to the consummation of any Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares (a “Corporate Event”), the Company shall make appropriate provision to ensure that the Holder will thereafter have the right to receive upon a conversion of this Note, at the Holder’s option, (i) in addition to the Common Shares receivable upon such conversion, such securities or other assets to which the Holder would have been entitled with respect to such Common Shares had such Common Shares been held by the Holder upon the consummation of such Corporate Event (without taking into account any limitations or restrictions on the convertibility of this Note) or (ii) in lieu of the Common Shares otherwise receivable upon such conversion, such securities or other assets received by the holders of Common Shares in connection with the consummation of such Corporate Event in such amounts as the Holder would have been entitled to receive had this Note initially been issued with conversion rights for the form of such consideration (as opposed to Common Shares) at a conversion price for such consideration commensurate with the Conversion Price. Provision made pursuant to the preceding sentence shall be in a form and substance satisfactory to the Holder. The provisions of this Section 3.4(b) shall apply similarly and equally to successive Corporate Events and shall be applied without regard to any limitations on the conversion or redemption of this Note.

(c) Prepayment Following a Change of Control. No later than fifteen (15) days following the entry by the Company into an agreement for a Change of Control but in no event prior to the public announcement of such Change of Control, the Maker shall deliver written notice describing the entry into such agreement (“Notice of Change of Control”) to the Holder. Within fifteen (15) days after receipt of a Notice of Change of Control, the Holder may require the Maker to prepay, effective immediately prior to the consummation of such Change of Control, an amount equal to the sum of (x) the outstanding Principal of this Note and (y) and any accrued and unpaid Interest thereon (if any) (the “COC Repayment Price”), by delivering written notice thereof (“Notice of Prepayment at Option of Holder Upon Change of Control”) to the Maker.

(d) Payment of COC Repayment Price. Upon the Maker’s receipt of a Notice(s) of Prepayment at Option of Holder Upon Change of Control from the Holder, the Maker shall deliver the COC Repayment Price to the Holder immediately prior to the consummation of the Change of Control; provided, that the Holder’s original Note shall have been so delivered to the Maker.

3.5 Purchase Rights; Inability to Fully Convert.

(a) Holder’s Option if Maker Cannot Fully Convert. If, upon the Maker’s receipt of a Conversion Notice or as otherwise required under this Note, including with respect to repayment of Principal and any accrued and unpaid Interest thereon (if any) in Common Shares as permitted under this Note, the Maker cannot issue Common Shares for any reason, including, without limitation, because the Maker (x) does not have a sufficient number of Common Shares authorized and available, (y) is precluded from issuing Conversion Shares due to the Maximum Percentage or failure to obtain Shareholder Approval in accordance with the Rules of the Trading Market, or (z) is otherwise prohibited by applicable law or by the rules or regulations of any national securities exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Maker or any of its securities from issuing all of the Common Shares which are to be issued to the Holder pursuant to this Note, then the Maker shall issue as many Common Shares as it is able to issue and, with respect to the unconverted portion of this Note or with respect to any Common Shares not timely issued in accordance with this Note, the Holder, solely at Holder’s option, can elect to:

(i) require the Maker to prepay that portion of this Note for which the Maker is unable to issue Common Shares or for which Common Shares were not timely issued (the “Mandatory Prepayment”) at a price equal to the number of Common Shares that the Maker is unable to issue multiplied by the higher of (A) the Fixed Conversion Price and (B) the VWAP as of the date of the Conversion Notice (the “Mandatory Prepayment Price”);

(ii) void its Conversion Notice and retain or have returned, as the case may be, this Note that was to be converted pursuant to the Conversion Notice (provided that the Holder’s voiding its Conversion Notice shall not affect the Maker’s obligations to make any payments which have accrued prior to the date of such notice); or

(iii) defer issuance of the applicable Conversion Shares until such time as the Maker can legally issue such shares; provided that the Principal and any accrued and unpaid Interest thereon (if any) underlying such Conversion Shares shall remain outstanding until the delivery of such Conversion Shares; and provided, further, that if the Holder elects to defer the issuance of the Conversion Shares, it may exercise its rights under either clause (i) or (ii) above at any time prior to the issuance of the Conversion Shares upon two Trading Days’ notice to the Maker.

(b) Mechanics of Fulfilling Holder’s Election. The Maker shall immediately send to the Holder, upon receipt of a Conversion Notice from the Holder, which cannot be fully satisfied as described in Section 3.5(a) above, a notice of the Maker’s inability to fully satisfy the Conversion Notice (the “Inability to Fully Convert Notice”). Such Inability to Fully Convert Notice shall indicate (i) the reason why the Maker is unable to fully satisfy the Holder’s Conversion Notice; and (ii) the amount of this Note which cannot be converted. The Holder shall notify the Maker of its election pursuant to Section 3.5(a) above by delivering written notice to the Maker (“Notice in Response to Inability to Convert”).

(c) Payment of Mandatory Prepayment Price. If the Holder shall elect to have its Note prepaid pursuant to Section 3.5(a)(i) above, the Maker shall pay the Mandatory Prepayment Price to the Holder within five Trading Days of the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert; provided that prior to the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert the Maker has not delivered a notice to the Holder stating, to the satisfaction of the Holder, that the event or condition resulting in the Mandatory Prepayment has been cured and all Conversion Shares issuable to the Holder can and will be delivered to the Holder in accordance with the terms of this Note. If the Maker shall fail to pay the applicable Mandatory Prepayment Price to the Holder on the date that is two Trading Days following the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert, in addition to any remedy the Holder may have under this Note and the Purchase Agreement, such unpaid amount shall bear interest at the rate of 2% per month (prorated for partial months) until paid in full. Until the full Mandatory Prepayment Price is paid in full to the Holder, the Holder may (i) void the Mandatory Prepayment with respect to that portion of the Note for which the full Mandatory Prepayment Price has not been paid and (ii) receive back such Note.

3.6 No Rights as Shareholder. Nothing contained in this Note shall be construed as conferring upon the Holder, prior to the conversion of this Note, the right to vote or to receive dividends or to consent or to receive notice as a shareholder of the Company in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any other rights as a shareholder of the Maker.

ARTICLE 4

4.1 Covenants. For so long as any Principal of this Note remains outstanding, unless Holder has otherwise given prior written consent, the Company shall be bound by the following covenants:

(a) Rank. All payments due under this Note shall rank senior to all other unsecured Indebtedness of the Company and its Subsidiaries.

(b) Incurrence of Indebtedness. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee or assume any Indebtedness, other than (i) this Note, and (ii) Permitted Indebtedness.

(c) Existence of Liens. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any mortgage, lien, pledge, charge, security interest, deed of trust, or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries (collectively, “Liens”) other than Permitted Liens.

(d) Restricted Payments. Except as otherwise provided for in this Note or the other Transaction Documents, the Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, prepay, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than the Note) whether by way of payment in respect of principal of (or premium, if any) or Interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, (i) an event constituting an Event of Default has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute an Event of Default has occurred and is continuing.

(e) Restriction on Prepayment and Cash Dividends. At any time that an Event of Default exists and is continuing under this Note, the Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, prepay, repurchase or declare or pay any cash dividend or other distribution on any of its shares excluding any intercompany transfers.

(f) Restriction on Transfer of Assets. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, sell, lease, license, assign, transfer, spin-off, split-off, convey or otherwise dispose of any assets or rights of the Company or any Subsidiary owned or hereafter acquired whether in a single transaction or a series of related transactions, other than (i) sales, leases, licenses, assignments, transfers, conveyances and other dispositions of such assets or rights by the Company and its Subsidiaries in the ordinary course of business consistent with its past practice, (ii) sales of inventory and products in the ordinary course of business, and (iii) sales of unwanted or obsolete assets.

(g) Preservation of Existence, Etc. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its material Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary,

(h) Maintenance of Properties, Etc. The Company shall maintain and preserve, and cause each of its material Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its material Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder,.

(i) Maintenance of Intellectual Property. The Company will, and will cause each of its material Subsidiaries to, take all action necessary or advisable to maintain all of the rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor of the Company and/or any of its Subsidiaries, in each case that are necessary or material to the conduct of its business in full force and effect,

(j) Maintenance of Insurance. The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all re al properties leased or owned by it) and business, in such amounts and covering such risks as is required by any Governmental Authority having jurisdiction with respect thereto or as is carried generally by companies in similar businesses similarly situated. Within 30 days of the Original Issuance Date, the Company shall have in effect a directors and officers liability insurance policy in an amount at least equal to US$3,000,000, and maintain such insurance policy at all times.

(k) Transactions with Affiliates. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Affiliate, except in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm’s length transaction with a Person that is not an Affiliate thereof.

(l) Intentionally Omitted.

(m) Use of Proceeds. The Maker shall use the proceeds of this Note as set forth in the Purchase Agreement.

(n) Operation of Business. The Company shall operate its business in the ordinary course consistent with past practices.

(o) Compliance with Transaction Documents. The Maker shall, and shall cause its Subsidiaries to, comply with its obligations under this Note and the other Transaction Documents.

(p) Payment of Taxes, Etc. The Maker shall, and shall cause each of its Subsidiaries to, promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Maker and the Subsidiaries, except for such failures to pay that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; provided, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Maker or such Subsidiaries shall have set aside on its books adequate reserves with respect thereto, and provided, further, that the Maker and such Subsidiaries will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefor.

(q) Variable Rate Transactions. The Company shall not enter into any Variable Rate Transactions, except as otherwise permitted under the Purchase Agreement.

ARTICLE 5

5.1 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section 5.1 prior to 5:00 p.m. (New York, N.Y. City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section 5.1 on a day that is not a Trading Day or later than 5:00 p.m. (New York, N.Y. City time) on any date and earlier than 11:59 p.m. (New York, N.Y. City time) on such date, (c) the Trading Day following the date of delivery to a carrier , if sent by U.S. nationally recognized overnight courier service next Trading Day delivery, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for notice shall be as set forth in the Purchase Agreement.

5.2 Governing Law. This Note shall be governed by and construed in accordance with the laws of the state of New York, consistent with the Purchase Agreement. This Note shall not be interpreted or construed with any presumption against the party causing this Note to be drafted.

5.3 Headings. Article and section headings in this Note are included herein for purposes of convenience of reference only and shall not constitute a part of this Note for any other purpose.

5.4 Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Maker to comply with the terms of this Note. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Maker (or the performance thereof). The Maker acknowledges that a breach by it of its obligations hereunder will cause irreparable and material harm to the Holder and that the remedy at law for any such breach would be inadequate. Therefore, the Maker agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available rights and remedies, at law or in equity, to seek equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of pleading and proving irreparable harm or lack of an adequate remedy at law and without any bond or other security being required.

5.5 Enforcement Expenses. The Maker agrees to pay all costs and expenses of the Holder in enforcing or exercising its rights under this Note, including, without limitation, reasonable attorneys’ fees and expenses and the fees and expenses of any expert witnesses.

5.6 Binding Effect. The obligations of the Maker set forth herein shall be binding upon its successors and assigns, whether or not such successors or assigns are permitted by the terms herein.

5.7 Amendments; Waivers. No provision of this Note may be waived or amended except in a written instrument signed by the Company and the Holder. No waiver of any default with respect to any provision, condition or requirement of this Note shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of the Holder to exercise any right hereunder in any manner impair the exercise of any such right.

5.8 Compliance with Securities Laws. The Holder acknowledges that this Note is being acquired solely for the Holder’s own account and not as a nominee for any other party, and for investment, and that the Holder shall not offer, sell or otherwise dispose of this Note in violation of applicable securities laws. This Note and any Note issued in substitution or replacement therefor shall be stamped or imprinted with a legend in substantially the form as the legend on the face of this Note.

5.9 Exclusive Jurisdiction; Venue. Any action, proceeding or claim arising out of, or relating in any way to, this Agreement shall be brought and enforced as provided in the Purchase Agreement.

5.10 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

5.11 Maker Waivers. Except as otherwise specifically provided herein, the Maker and all others that may become liable for all or any part of the obligations evidenced by this Note, hereby waive presentment, demand, notice of nonpayment, protest and all other demands’ and notices in connection with the delivery, acceptance, performance and enforcement of this Note, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or Maker liable for the payment of this Note, and do hereby waive the right to a trial by jury.

5.12 Transferability. Subject to compliance with any applicable securities laws, this Note and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Note at the principal office of the Company or its designated agent and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Note or Notes in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Note evidencing the portion of this Note not so assigned, and this Note shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Note to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Note to the Company within three Trading Days of the date the Holder delivers an assignment form to the Company assigning this Note in full. The Note, if properly assigned in accordance herewith, may be converted by a new holder for the issuance of Conversion Shares without having a new Note issued.

5.13 Definitions. Capitalized terms used herein and not defined shall have the meanings set forth in the Purchase Agreement. For the purposes hereof, the following terms shall have the following meanings.

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the shares or stock having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(b) “Applicable Conversion Price” has the meaning contained in Section 3.1(b).

(c) “Buy-In” has the meaning contained in Section 3.2(b)

(d) “Buy-In Price” has the meaning contained in Section 3.2(b)

(e) “Buy-In Payment Amount” has the meaning contained in Section 3.2(b)

(f) “Change of Control” means any Fundamental Transaction other than (i) any merger of the Company or any of its, direct or indirect, wholly-owned Subsidiaries with or into any of the foregoing Persons, (ii) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, are, in all material respects, the holders of the voting power of the surviving entity (or entities with the authority or voting power to elect the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities) after such reorganization, recapitalization or reclassification, or (iii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company or any of its Subsidiaries.

(g) “COC Repayment Price” has the meaning contained in Section 3.4(c).

(h) “Common Shares” shall have the meaning as defined in the Purchase Agreement, and for the purposes of this Note, shall also refer to Conversion Shares unless otherwise apparent from the context.

(i) “Company” has the meaning contained on page 1 of this Note.

(j) “Conversion Amount” has the meaning contained in Section 3.1(a).

(k) “Conversion Date” has the meaning contained in Section 3.1(a).

(l) “Conversion Failure” has the meaning contained in Section 3.2(b).

(m) “Conversion Notice” has the meaning contained in Section 3.1(a).

(n) “Conversion Price” has the meaning contained in Section 3.1(b).

(o) “Conversion Shares” has the meaning contained in Section 3.2(a). In this Note, the use of Common Shares shall also refer to Conversion Shares unless otherwise apparent from the context.

(p) “Convertible Securities” means any shares or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Common Shares.

(q) “Corporate Event” has the meaning contained in Section 3.4(b).

(r) “Default Interest” has the meaning contained in Section 1.2.

(s) “Default Interest Payment Date” has the meaning contained in Section 1.2.

(t) “DTC” has the meaning contained in Section 3.2(a).

(u) “Equity Conditions” means, as of any given date of determination, all of the following have been met: (a) the Company has complied with all of the conversion and other provisions of the Notes and related Transaction Documents; (b) the Company shall be current in filing required reports with the SEC and there is no pending extension under Rule 12b-25 of the Exchange Act; (c) the Notes shall not otherwise be in default or an Event of Default shall not have occurred; (d) the Common Shares have not been subject to a trading suspension by the SEC or the Trading Market or been delisted by the Trading Market nor shall delisting or suspension by the Trading Market have been threatened or reasonably likely to occur or pending as evidenced by a writing issued by the Trading Market, nor shall the Company have received notice from its Trading Market of delisting or non-compliance with the rules, regulations and continued listing standards thereof even if subject to cure except as set forth in Section 5.12(cc) of the Disclosure Schedules; (e) the Company’s Common Shares must be DWAC Eligible; (f) the Common Shares shall have not been subject to a “chill” or similar event imposed by The Depository Trust Co.; (g) the Company has met each delivery deadline in connection with prior conversions of the Notes; (h) the Company has complied with all Transaction Documents in all respects; (i) the Company shall not have engaged in the sale of any securities under Section 3(a)(10) of the Securities Act; (j) no Purchaser shall be in possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries or any of their respective affiliates, employees, officers, representatives, agents or attorneys (except, with respect to a closing hereunder, where such material, non-public information that will be disclosed to the public no later than 9:00 AM on the Trading Day immediately following the date of such closing); (k) any Common Shares underlying the Notes to be issued in connection with the event requiring determination may be issued in full without violating the rules or regulations of the Trading Market; (l) the Company has available Common Shares as necessary to issue all Underlying Shares; (m) no bona fide material dispute shall exist, by and between any of holder of the Notes and the Company, the Trading Market and/or the Financial Industry Regulatory Authority with respect to any term or provision of any Note or any other Transaction Document; (n) the Company shall be in compliance with all SEC regulations and all listing requirements of the Trading Market; (o) in the case of a Conversion pursuant Section 3.1 only, the applicable Payment or Conversion shall not exceed 300% of the average daily trading volume for the Common Shares on the principal Trading Market for the 10 consecutive Trading Days prior to the applicable payment date; and (p) the Company’s market capitalization shall not be less than US$20,000,000.

(v) “Event Market Price” has the meaning contained in Section 3.3(a)(i).

(w) “Event of Default” has the meaning contained in Section 2.1.

(x) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(y) “FAST” has the meaning contained in Section 3.2(a).

(z) “Fixed Conversion Price” has the meaning contained in Section 3.1(b)

(aa) “Fundamental Transaction” means (A) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company or any of its “significant subsidiaries” (as defined in Rule 1-02 of Regulation S-X) to one or more Persons, or (iii) make, or allow one or more Persons to make, or allow the Company to be subject to or have its Common Shares be subject to or party to one or more Persons making, a purchase, tender or exchange offer that is accepted by the holders of at least either (x) 50% of the outstanding Common Shares, (y) 50% of the outstanding Common Shares calculated as if any Common Shares held by all Persons making or party to, or Affiliated with any Person or group of Persons making or party to, such purchase, tender or exchange offer were not outstanding; or (z) such number of Common Shares such that all Persons making or party to, or Affiliated with any Person making or party to, such purchase, tender or exchange offer, become collectively the beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the outstanding Common Shares, or (iv) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with one or more Persons whereby all such Persons, individually or in the aggregate, acquire, either (x) at least 50% of the outstanding Common Shares, (y) at least 50% of the outstanding Common Shares calculated as if any Common Shares held by all the Persons making or party to, or Affiliated with any Person making or party to, such stock purchase agreement or other business combination were not outstanding; or (z) such number of Common Shares such that the Persons become collectively the beneficial owners (as defined in Rule 13d-3 under the Exchange Act) of at least 50% of the outstanding Common Shares, or (v) reorganize, recapitalize or reclassify its Common Shares, (B) that the Company shall, directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, allow any Person individually or the Persons in the aggregate to be or become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, whether through acquisition, purchase, assignment, conveyance, tender, tender offer, exchange, reduction in outstanding Common Shares, merger, consolidation, business combination, reorganization, recapitalization, spin-off, scheme of arrangement, reorganization, recapitalization or reclassification or otherwise in any manner whatsoever, of either (x) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares, (y) at least 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares not held by all such Persons as of the date of this Note calculated as if any Common Shares held by all such Persons were not outstanding, or (z) a percentage of the aggregate ordinary voting power represented by issued and outstanding Common Shares or other equity securities of the Company sufficient to allow such Persons to effect a statutory short form merger or other transaction requiring other shareholders of the Company to surrender their Common Shares without approval of the shareholders of the Company or (C) directly or indirectly, including through Subsidiaries, Affiliates or otherwise, in one or more related transactions, the issuance of or the entering into any other instrument or transaction structured in a manner to circumvent, or that circumvents, the intent of this definition in which case this definition shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this definition to the extent necessary to correct this definition or any portion of this definition which may be defective or inconsistent with the intended treatment of such instrument or transaction.

(bb) “Governmental Authority” means the government of the United States, or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank, or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

(cc) “Holder” has the meaning contained on page 1 of this Note.

(dd) “Inability to Fully Convert Notice” has the meaning contained in Section 3.5(b).

(ee) “Indebtedness” means: (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, current swap agreements, interest rate hedging agreements, interest rate swaps, or other financial products; (c) all obligations or liabilities secured by a lien or encumbrance on any asset of the Maker, irrespective of whether such obligation or liability is assumed; and (d) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse) any of the foregoing obligations of any other person.

(ff) “Interest” has the meaning contained in Section 1.2.

(gg) “Liens” has the meaning contained in Section 4.1(c).

(hh) “Liquidation Event” has the meaning contained in Section 1.9.

(ii) “Maker” has the meaning contained on page 1 of this Note.

(jj) “Mandatory Default Amount” means an amount equal to 120% of the sum of (x) the outstanding Principal of this Note on the date on which the first Event of Default has occurred hereunder and (y) any accrued and unpaid Interest thereon, if any.

(kk) “Mandatory Prepayment” and “Mandatory Prepayment Price” have the meaning contained in Section 3.5(a)(i).

(ll) “Market Price” means the average of the two lowest closing bid prices of the Common Shares on the Trading Market for the ten (10) consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable date of determination.

(mm) “Maturity Date” has the meaning contained on page 1 of this Note.

(nn) “Maximum Percentage” has the meaning contained in Section 3.2(d).

(oo) “Note” has the meaning contained on page 1 of this Note.

(pp) “Notice in Response to Inability to Convert” has the meaning contained in Section 3.5(b).

(qq) “Notice of Change of Control” has the meaning contained in Section 3.4(c).

(rr) “Notice of Prepayment at Option of Holder Upon Change of Control” has the meaning contained in Section 3.4(c).

(ss) “Permitted Indebtedness” means the Indebtedness evidenced by this Note when issued, and up to a total of US$10,000,000 in the aggregate of Indebtedness incurred from a bank or lending institution, fully subordinate to the obligations hereunder as set forth below, of the following: (i) Indebtedness described on any Disclosure Schedule attached hereto; (ii) Indebtedness incurred solely for the purpose of financing the acquisition or lease of any equipment, including capital lease obligations with no recourse other than to such equipment; (iii) Indebtedness the repayment of which has been subordinated to the payment of the Notes including, without limitation, the subordination of any securities interests granted in connection with such Indebtedness, on terms and conditions acceptable to the Holder including with regard to interest payments and repayment of principal; (iv) Indebtedness associated with acquiring new intellectual property assets and licenses, so long as the proceeds are going to the party(ies) from which the Company is acquiring the assets, licenses, and other properties, and (v) any Indebtedness (other than the Indebtedness set out in (i) – (iv) above) incurred after the date hereof; provided that the incurrence of any such Indebtedness shall be deemed to be a Subsequent Financing pursuant to the Purchase Agreement.

(tt) “Permitted Liens” means (i) Liens under the Transaction Documents, (ii) any lien for taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (iii) any statutory Lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent, (iv) any Lien created by operation of law, such as materialmen’s Liens, mechanics’ Liens and other similar Liens, arising in the ordinary course of business with respect to a liability that is not yet due or delinquent or that are being contested in good faith by appropriate proceedings, and (iv) Liens arising from judgments, decrees or attachments in circumstances not constituting an Event of Default under this Note.

(uu) “Principal” has the meaning contained on page 1 of this Note.

(vv) “Purchase Agreement” has the meaning contained in Section 1.1.

(ww) “Reported Outstanding Share Number” has the meaning contained in Section 3.2 (e).

(xx) “Required Minimum” shall have the meaning contained in the Purchase Agreement.

(yy) “SEC” means the United States Securities and Exchange Commission or the successor thereto.

(zz) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

(aaa) “Share Delivery Date” has the meaning contained in Section 3.2(a).

(bbb) “Standard Settlement Period” has the meaning contained in Section 2.1(f).

(ccc) “Subsidiary” shall have the meaning contained in the Purchase Agreement.

(ddd) “Successor Entity” has the meaning contained in Section 3.4(a).

(eee) “Trading Day” means a day on which the Common Shares are traded on a Trading Market for at least 4.5 hours.

(fff) “Trading Market” has the meaning contained in the Purchase Agreement.

(ggg) “Transaction Documents” has the meaning contained in the Purchase Agreement.

(hhh) “Transfer Agent” has the meaning contained in Section 3.2 (a).

(iii) “Underlying Shares” has the meaning contained in the Purchase Agreement.

(jjj) “Variable Rate Transactions” has the meaning contained in the Purchase Agreement.

(kkk) “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on the Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York, N.Y. City time) to 4:02 p.m. (New York, N.Y. City time)), (b) if the Common Shares are traded on OTCQB or OTCQX, the volume weighted average sales price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported in the “Pink Open Market” or successor operated by OTC Markets Group, Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per Common Share so reported, or (d) in all other cases, the fair market value of a Common Share as determined by an independent broker-dealer selected in good faith by the Holder and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the Maker has caused this Note to be duly executed by its duly authorized officer as of the date first above indicated.

Caravelle International Group

By:
Name:
Title:	Chief Executive Officer

Signature Page to Note

EXHIBIT A

FORM OF CONVERSION NOTICE

(To be Executed by the Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert US$ ________________ of the Principal of Note No. ___ into Common Shares of Caravelle International Group (the “Maker”) according to the terms and conditions set forth in the aforementioned Note, as of the date written below.

Date of Conversion:

Conversion Amount:

Applicable Conversion Price:

Number of Common Shares beneficially owned or deemed beneficially owned by the Holder on the Conversion Date:

Number of Common Shares to be issued:

[HOLDER]

By:
Name:
Title:
Address:

Exhibit A to Note